UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

GeoResources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

372476101

(CUSIP Number)

Michael A. Vlasic VILLCo Energy, L.L.C. 38710 Woodward Avenue, Suite 100 Bloomfield Hills, MI 48304 Telephone: (248) 642-3380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Vlasic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0* shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 0*
14.	Type of Reporting Person (See Instructions) IN

*	Pursuant to an Agreement and Plan of Merger, dated as of April 24, 2012 and as amended June 22, 2012 (the “Merger Agreement”), by and among GeoResources, Inc. (“GeoResources”), Halcón Resources Corporation (“Halcón”), Leopard Sub I, Inc. (“Merger Sub”) and Leopard Sub II, LLC (“Second Merger Sub”), Merger Sub merged with and into GeoResources (the “Merger”). Upon the effective time of the Merger, August 1, 2012, each share of GeoResources common stock was cancelled and exchanged for (i) 20.00 in cash, without interest, and (ii) 1.932 shares of Halcón common stock.

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SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Energy, L.L.C. 26-3676798
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0* shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0*
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

*	Pursuant to the Merger Agreement, Merger Sub merged with and into GeoResources (the “Merger”). Upon the effective time of the Merger, August 1, 2012, each share of GeoResources common stock was cancelled and exchanged for (i) 20.00 in cash, without interest, and (ii) 1.932 shares of Halcón common stock.

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SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Services, L.L.C. 26-1384172
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0* shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0*
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

*	Pursuant to the Merger Agreement, Merger Sub merged with and into GeoResources (the “Merger”). Upon the effective time of the Merger, August 1, 2012, each share of GeoResources common stock was cancelled and exchanged for (i) 20.00 in cash, without interest, and (ii) 1.932 shares of Halcón common stock.

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SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Management, L.L.C. 04-3678692
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0* shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0*
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

*	Pursuant to the Merger Agreement, Merger Sub merged with and into GeoResources (the “Merger”). Upon the effective time of the Merger, August 1, 2012, each share of GeoResources common stock was cancelled and exchanged for (i) 20.00 in cash, without interest, and (ii) 1.932 shares of Halcón common stock.

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This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the statement on Schedule 13D initially filed on April 26, 2007 and as further amended by Amendment No. 1 on August 26, 2008, Amendment No. 2 on September 21, 2009, Amendment No. 3 on February 17, 2011, Amendment No. 4 on May 2, 2011, Amendment No. 5 on October 12, 2011, and Amendment No. 6 on May 2, 2012. Information reported in the initial Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 7. This Amendment No. 7 is being filed jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by Michael A. Vlasic, VILLCO Energy, L.L.C., VILLCO Services, L.L.C., and VILLCO Management, L.L.C. (the “Reporting Persons”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are referenced herein.

(a)-(e) Pursuant to an Agreement and Plan of Merger, dated as of April 24, 2012 and as amended June 22, 2012 (the “Merger Agreement”), by and among GeoResources, Inc. (“GeoResources”), Halcón Resources Corporation (“Halcón”), Leopard Sub I, Inc. (“Merger Sub”) and Leopard Sub II, LLC (“Second Merger Sub”), Merger Sub merged with and into GeoResources (the “Merger”). Upon the effective time of the Merger, August 1, 2012, each share of GeoResources common stock was cancelled and exchanged for (i) 20.00 in cash, without interest, and (ii) 1.932 shares of Halcón common stock.

Immediately prior to the effective time of the Merger, Mr. Vlasic exercised his outstanding options to purchase 40,000 shares of common stock of GeoResources on a net cashless exercise basis. As a result of the net cashless exercise, with respect to (i) 20,000 options with an exercise price of $8.50, Mr. Vlasic received 14,919 shares of common stock of GeoResources, and (ii) 20,000 options with an exercise price of $10.00, Mr. Vlasic received 14,023 shares of common stock of GeoResources.

Immediately prior to the effective time of the Merger, all of the restricted stock units of GeoResources owned by Mr. Vlasic which had not already vested, became vested. As a result, immediately prior to the effective time, all 3,000 of Mr. Vlasic’s restricted stock units were converted into 3,000 shares of common stock of GeoResources.

As a result of the Merger, all of the shares of common stock of GeoResources of the Reporting Persons have been cancelled, and at the effective time of the Merger, August 1, 2012, the Reporting Persons own no shares of GeoResources and cease to be the beneficial owners of more than 5% of the outstanding shares of common stock of GeoResources.

Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following information:

The description of the Merger Agreement described in Item 5 is hereby incorporated by reference.

Item 7. Exhibits

The following exhibits are included with this Amendment:

Exhibit No.	Description

99.1	Joint Filing Agreement dated February 16, 2011, incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the Securities and Exchange Commission on February 17, 2011.

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SIGNATURES

After reasonable Inquiry, and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VILLCo Energy, L.L.C.
VILLCo Services, L.L.C.
VILLCo Management, L.L.C.

By:	/s/ Michael A. Vlasic
Michael A. Vlasic, individually, and on behalf of, and in his capacity as, Executive Manager of VILLCo Management, L.L.C., which is the Manager of VILLCo Services, L.L.C., which is the Manager of VILLCo Energy, L.L.C.

Date: August 8, 2012

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated February 16, 2011, incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the Securities and Exchange Commission on February 17, 2011.

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